UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.

PORTAGE ANNOUNCES FILING OF FINANCIAL STATEMENTS AND ACCOMPANYING MD&A AND PROVIDES COMPANY OPERATIONS UPDATES

-- Notable milestones include the acquisition of SalvaRx, appointment of new CEO, Dr. Ian Walters, and the purchase of Intensity Holdings Limited --

-- Significant clinical and regulatory achievements highlighted by Intensity Therapeutics’ receipt of FDA Fast Track designation, presentation of Phase I/II data, and entry into a research collaboration with Merck --

Toronto, Ontario, December 31st, 2019 – Portage Biotech Inc., (“Portage” or the “Company”) (Canadian Securities Exchange: PBT.U, OTC Markets: PTGEF) is very pleased to announce that, further to its news release of November 27, 2019, it has filed its annual financial statements for the period ending March 31, 2019, first quarter interim financial statements for the three month period ending June 30, 2019, second quarter interim financial statements for the three and six months ended September 30, 2019 and accompanying MD&As for each period (the “Filings”). The Company is now in the process of filing an application with the Ontario Securities Commission to revoke an outstanding cease trade order issued on August 2, 2019 (the “CTO”).

Trading of the Company’s common shares is expected to resume on the Canadian Securities Exchange as and when the CTO is revoked. Trading has, however, resumed on OTC Markets in the United States. As noted in the Company’s news release dated November 27th, 2019, investors and shareholders should be aware that there is minimal regulation and visible trading information (such as a live bid/ask) on OTC Markets. Trading is highly speculative and, consequently, the Company’s share price is subject to extreme price fluctuations. Caution should be exercised by those persons intending to trade the Company’s shares through this platform and are also reminded that the Company does not and will not assume any responsibility for trading losses.

Copies of the Filings may be found on www.sedar.com and the Company’s website: www.portagebiotech.com.

Company Operations Update

“We are pleased to report several significant achievements since 2018 which, while resulting in our delay of filing of financial statements, have strengthened the position of Portage and its subsidiaries,” said Ian Walters, MD, CEO of Portage. “The combined pipeline from our portfolio companies comprises one of the richest in oncology today. We’re pleased to continue to support the work of our companies while identifying additional, new scientific and business development opportunities.”

“This past year, we completed several substantial acquisitions and investments, including the purchase of Intensity Holdings, as well as making significant financial investments in Stimunity and iOx Therapeutics,” continued Dr. Walters. “In addition, clinical and regulatory progress was highlighted by Intensity’s receipt of FDA Fast Track designation for its lead compound, and entry into a research collaboration with Merck. We are confident this collaboration will further the development of new potential treatments for patients with advanced solid tumors. We look forward to continuing our mission of providing funding, business and clinical counsel, and shared services to enable efficient, commercially-informed development of best-in-class therapies.”

Corporate & Development Highlights: 2018-2019

•	In January 2018, Portage, a significant investor in Biohaven, announced the completion of distribution of shares of Biohaven Pharmaceutical Holding Company to all eligible Portage shareholders.

•	Portage announced in February 2018 that it would invest up to €2,000,000 in Stimunity, an immunotherapy company developing a biologic treatment based on virus-like particles for distant tumors that is currently in clinical trials. In March 2019, the Company invested €600,000 to support the development of lead compound, STI-001.

•	In March 2018, Portage facilitated two rounds of investments [for a total of $1.9M USD] for UK-based immuno-oncology subsidiary iOx Therapeutics to complete the manufacturing of its lead product candidate, IMM60.

•	Portage entered into a collaboration with the University of Glasgow in February 2018 in which therapeutic peptides would be provided to inform ongoing research conducted by subsidiary company Portage Glasgow Limited.

•	In January 2019, the Company finalized the acquisition of SalvaRx Limited, a biotechnology development company with ten assets in its pipeline.

•	The Company selected Marcum LLP as its new auditors in March 2019. Given the recent acquisition of SalvaRx Limited, and the integration of the six new companies with the previous three, there has been a significant, $164 million increase in the balance sheet assets as at March 31, 2019. While this evaluation was a necessary function of the Company’s reporting and it required extra time, we were able to get a clean audit opinion on our financials. The stronger asset base will enable the Company to move to a broader exchange for improved trading and bring greater credibility with institutional investors.

•	Portage’s portfolio company, Intensity Therapeutics, announced in April of 2019 that it received Fast Track designation from the United States Food and Drug Administration (FDA) for the development of INT230-6 in relapsed or refractory triple negative breast cancer (TNBC).

•	In May 2019, Dr. Declan Doogan resigned as CEO to assume a new role with the Company as an independent Director. At this time, Dr. Ian Walters was named as the new CEO.

•	Intensity Therapeutics presented positive data in June of 2019 from a Phase 1/2 study of INT230-6 in 34 human subjects with 15 different advanced or metastatic solid tumors that had failed all, or were not candidates for, approved therapies. Also, in June, Portage announced that Intensity Therapeutics entered into a clinical collaboration with Merck to evaluate INT230-6, Intensity’s investigational treatment for refractory solid tumors, in combination with KEYTRUDA® (pembrolizumab). Further clinical updates was presented at SITC conference on November 9th, 2019 showing a high rate of benefit in patients who got proper dosing (7 out of 8 patients had disease control despite progressing when entering the study) Intensity also announced the dosing of the first test subject with their drug(INT230-6) combined with Merck’s Keytruda as part of that collaboration .

•	In July 2019, the Company completed the purchase of Intensity Holdings Limited, a wholly owned subsidiary of Fast Forward Innovations Limited, increasing Portage’s ownership of its sole asset - Intensity Therapeutics. It also completed a $6.5M fundraising in November 2018.

•	In October 2019, Stimunity announced the receipt of two Horizon 2020 grants which will facilitate progression of their lead drug into the clinic.

•	In November 2019, Portage acquired the remaining RIFT shares in exchange for signing a license agreement with the founders.

As we move forward, we expect to announce news on subsequent milestones, as research has been progressing on all of our projects. It is our intent to focus the Company on projects that boost the immune system to combat cancer.

(WE ENCOURAGE YOU TO VISIT THE REDESIGNED WEBSITE FOR MORE DETAILS ON THE DEVELOPMENT PROGRAMS AND INDIVIDUALS THAT ARE WORKING TO BRING THESE DISCOVERIES TO CANCER PATIENTS WORLDWIDE: WWW.PORTAGEBIOTECH.COM)

We also wish to announce that our Chief Financial Officer (CFO), Kam Shah, will be retiring. We are grateful for his numerous contributions in this capacity and are pleased to announce that he will remain on the Company’s Board of Directors and will continue to provide financial guidance until a replacement CFO is named. A search is currently underway.

Financial highlights:

$ in thousands

	Year ended	Year ended
	March 31, 2019	March 31, 2018

R&D Expense	$762	$561
Net (Loss) Income	$(2,910)	$123,741
(Loss) earnings per Share	$(0.00)	$0.46

Cash	$6,166	$7,520
Total Assets	$173,715	$10,003
Total Liabilities	$25,158	$384
Stockholders' Equity	$99,674	$9,619

R&D expense increased from $561K to $762K in 2019. The Company’s cash position as of March 31, 2019 was $6.1M. The assets on the balance sheet are now valued at $173.7M which represents a substantial increase from 2018.

About Portage

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

For more information, visit http://www.portagebiotech.com.

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:

Ian Walters, MD CEO

1.203.221.7378

ian@portagebiotech.com

Media:

Solebury Trout

Joshua Mansbach

1.646.378.2964

jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer